UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)

(Exact Name of Registrant as Specified in its Charter)

Uppsala Science Park
SE-751 83
Uppsala, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 31, 2022, Olink Holding AB (publ) (the "Company") issued a news release announcing several appointments in its leadership structure. The Company's Chief Commercial Officer (CCO), Carl Raimond, will be appointed President, effective upon the hiring of a new CCO, which is expected by the end of the year. In this newly created position, Carl’s role will expand from leadership of the commercial group to responsibility for corporate functions, while continuing to report to CEO Jon Heimer.

In addition, Anna Marsell will become Chief Operating Officer (COO) effective December 1st, 2022. Olink’s current COO, Fredrik Netzel, will be appointed VP Operations, his role to include management of Olink’s supply chain.

The information above is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-264181).

A copy of the news release is also being furnished hereto as Exhibit 99.1 to this Form 6-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit No.	Description

99.1	Olink Holding AB (publ) news release dated August 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer

Date: August 31, 2022